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                              January 18, 2024

       Cong Shi
       Director
       Helport AI Limited
       9 Temasek Boulevard #07-00, Suntec Tower Two
       Singapore 038989

                                                        Re: Helport AI Limited
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted December
22, 2023
                                                            CIK No. 0002001699

       Dear Cong Shi:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Defined Terms, page 11

   1. Please revise to define the terms of, and parties to, the Helport Reorganization as well as the Reorganization
Documents, which you reference throughout the filing. Tell us what role, if any, Helport
Limited has in the reorganization and why you provided financial statements for this
entity and not the registrant, Helport AI Limited. In addition, clarify whether the
Reorganization was completed by the December 31, 2023 deadline or revise to discuss any
additional extensions.
       Questions and Answers
       What interests do Tristar's Sponsor, executive officers and directors have in the business combination, page 32

   2. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be
incentivized to complete an acquisition of a less favorable target
 Cong Shi
FirstName
Helport AI LastNameCong Shi
           Limited
Comapany
January 18,NameHelport
            2024       AI Limited
January
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         company or on terms less favorable to shareholders rather than liquidate. Include corresponding disclosure in your risk factors.
What vote is required to approve the proposals presented at the Meeting, page
34

3. We note that the Initial Shareholders and Current Insiders have agreed to vote in favor of the business combination and related proposals. Please revise your discussion to highlight the vote of the unaffiliated shareholders needed to approve the business combination.
Summary of the Proxy Statement/Prospectus
Tristar Initial Shareholders and Current Insiders, page 47

4. We note that the holders of the Founder Shares have waived their redemption rights.
         Please describe any consideration provided in exchange for this agreement.
Risk Factors
Risks Related to the Business Combination of Tristar
Since the Sponsor and Tristar   s directors and officers..., page 61

5. Please clarify how the board considered the conflicts described in this risk factor in negotiating and recommending the business combination.
Tristar's shareholders will experience immediate dilution..., page 70

6. We note that the future issuance of securities by the combined company may dilute the economic and voting rights and reduce the market price of Pubco ordinary shares. Please expand this risk factor to highlight the impact that additional redemptions may have on your ability to fund the surviving company, including the likelihood that you will be unable to raise additional capital on favorable terms, if at all. Discuss the downward pressure potential sales of securities following the business combination or any future capital raising transactions may have on the trading price of the combined entity.
Risks Related to Our Securities Following the Business Combination and Helport Operating as a
Public Company
If Helport or Pubco fails to implement and maintain an effective system of internal controls or remediate the material weaknesses..., page 91

7. Please revise to disclose when you expect to fully remediate the material weaknesses in your internal controls over financial reporting and any material costs you expect to incur as part of your remediation plan.
The Business Combination Proposal
Earnout, page 104

8. We note your disclosure regarding the terms of the earnout as set forth in the business combination agreement. Please revise to clarify that the earnout and related escrow were
 Cong Shi
FirstName
Helport AI LastNameCong Shi
           Limited
Comapany
January 18,NameHelport
            2024       AI Limited
January
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         removed in connection with the First Amendment to the Business Combination
         Agreement consistent with your disclosure on page 108.
Background of the Business Combination, page 110

9.       We note your statement that    On September 30, 2023, Tristar received
the first version of
         Valuescope   s fairness opinion.    Please tell us whether the board
considered multiple sets
         of projections, and if so, disclose how the projections referred to in the registration statement were selected. If the board considered a draft of the projections, disclose the material differences between the draft projections and final projections and why such changes were necessary.
Recommendation of the Board and Reasons for the Business Combination, page 120

10. We note your statement that the board's decision to recommend the transaction considered
         a number of factors    including, but not limited to, the following
material factors.    Please
         revise to include, without qualification, the full list of material factors considered by the board when determining whether to recommend the business combination. Summary of Opinion of ValueScope, Inc. as Financial Advisor to Tristar, page 123

11. Please tell us whether ValueScope relied upon any projections or forward-looking financial information when rendering its fairness opinion. Unaudited Pro Forma Condensed Combined Financial Statements
Basis of Pro Forma Presentation, page 153

12. You state that the historical financial statements have been adjusted to give pro forma effect to events that are directly attributable, factually supportable and expected to have a continuing impact on the result of the combined company. Please revise your disclosure to fully comply with the updated guidance in Article 11-02 of Regulation S-X and remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact. Refer also to SEC Release No.
         33-10786.
Unaudited Pro Forma Combined Balance Sheet, page 154

13. Please explain your basis for presenting Helport Pte. Ltd. and Helport Limited on a combined basis in your pro forma financial statements.
14. Please revise to explain what the capitalized transaction fees included in pro forma adjustment (2) represent. Specifically quantify each component included in this adjustment and to which entity the fee relates. Also, clarify when these fees were
         "capitalized" and how they are reflected in the historical financial statements, if at all. In
 Cong Shi
FirstName
Helport AI LastNameCong Shi
           Limited
Comapany
January 18,NameHelport
            2024       AI Limited
January
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         addition, tell us how you determined that such costs should be recorded as a reduction of equity versus an expense in your pro forma statement of operations to the extent they are not already reflected in the historical financial statements. Refer to SAB Topic 5.A.
15. You disclose on page 161 that the unsecured promissory notes issued in July and
         September 2023 are due and payable upon the closing of a business combination. You further disclose on page 50 that if a business combination is completed, Tristar will repay the notes with proceeds from the Trust Account. Please revise to include pro forma adjustments reflecting both the issuance and repayment of such notes and related income statement entries made subsequent to June 30, 2023.
Business of Helport, page 178

16. We note your partnership with Tianjin Youfei Digital Technology Group Co., Ltd., which
            provides relevant models, products, and R&D personnel.    Please
tell us whether any of
         these models or products rely upon third-party applications, such as open-source software or large historical data sets.
Competitive Strengths, page 179

17.      We note your statement that you    apply operations research theory
and AI technology to
         create intelligent algorithms and tools underlying the intelligent functions of AI Assist."
         With a view toward disclosure, please describe with specificity how AI is used in your business model. Your revised disclosure should explain how you developed and validated your AI model, including the data quality and robustness of the relationship predicted by the model over time, the experience of the personnel that developed the model, when the model was developed, and how long the model has been used in a clinical setting.
Helport's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Specific Factors Affecting Our Results of Operations, page 208

18. You state that banking, insurance and Internet are the main industries that use AI Assist.
         In addition, you indicate that the Helport team has developed connections with major financial institutions, insurance enterprises and Internet corporations. Please tell us whether your two main customers, Shenyang Pengbosheng Network Technology and
         Beijing Baojiang Science and Technology Co. are considered "major" companies in the banking, insurance or Internet industries and if so, explain the basis for such determination. Alternatively, revise to clarify these disclosures, which appear to imply your current customer base is comprised of major corporations. Comparison of Years Ended June 30, 2023 and 2022, page 210

19. We note from your disclosures on page 216 that consideration for your AI services is based on the monthly average subscribed seats. In addition, you state that the increase in revenue for fiscal 2023 was due, in part, to the increase in the number of subscription
 Cong Shi
FirstName
Helport AI LastNameCong Shi
           Limited
Comapany
January 18,NameHelport
            2024       AI Limited
January
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         accounts per customer. Please tell us, and revise to disclose, the number of average monthly subscribed seats for each period presented. Refer to SEC Release No. 33-10751.
Liquidity and Capital Resources, page 212

20. You disclose on page 188 that your customers can choose to settle their bills on a quarterly or annual basis. Please revise, both here and in Note 2(k), to disclose the typical payment terms of your arrangements. Also, disclose your days sales outstanding for each period presented along with a discussion of the underlying reasons for any significant changes therein. Lastly, tell us the age of the $8,116,654 accounts receivables that were collected subsequent to your fiscal 2023 year-end. Refer to Item 303(b)(1) of Regulation
         S-K.
Helport Pte. Ltd. Financial Statements, page F-3

21. Revise to include the number of shares outstanding for each of Helport Pte and Helport
         Limited either on the face of the balance sheets or in the notes thereto. Also, include a footnote discussion of the subscription receivable as reflected in the pro forma balance sheet column for Helport and explain why such receivable in not reflected in the audited balance sheet for Helport Pte or Helport Limited. In addition, include earnings per share information. Refer to Item 18 of Form 20-F and Rule 5-02.29 and Rule 5-03.25 of
         Regulation S-X.
Notes to Helport Pte. Ltd. Financial Statements
Note 4. Intangible Assets, net, page F-13

22. Please tell us the source of the intangible assets on your balance sheet. To the extent this asset relates to the development agreement with Youfei Shuke, tell us the specific accounting guidance you applied in capitalizing such costs. Also, tell us how the acquisition of this intangible is reflected in your cash flow statement as you do not appear have any investing cash flow activities. Refer to ASC 230-10-45-13(c).
Note 9. Subsequent Event, page F-16

23. Please revise to disclose the date through which you evaluated subsequent events. Refer to
         ASC 855-10-50-1(a).
Exhibits

24. We note that you rely on agreements with your developer partner, Tianjin Youfei Shuke
         Technology Group, for the development of your products. Please file the material agreements with Youfei Shuke summarized on page 189 as exhibits. Refer to Item
         601(b)(10)(ii)(B) of Regulation S-K.
General

25. We understand that Well Fargo Securities, the lead underwriter in your SPAC IPO,
 Cong Shi
Helport AI Limited
January 18, 2024
Page 6
      waived the deferred underwriting commissions that were otherwise due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why
      the waiver was agreed to, and clarify the SPAC   s current relationship
with the firm.
26. Please describe what relationship existed between Wells Fargo Securities and Tristar after the close of the IPO, including any financial or merger-related advisory services conducted by the firm. For example, clarify whether the firm had any role in the identification or evaluation of business combination targets.
27. Please tell us whether you are aware of any disagreements with Wells Fargo Securities regarding the disclosure in your registration statement. Further, please add risk factor disclosure clarifying that the firm was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the firm is waiving such fees and whether it is disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
28. Tell us whether Wells Fargo Securities was involved in the preparation of any disclosure that is included in the Form F-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify whether Wells Fargo
      Securities claims no role in the SPAC   s business combination
transaction and whether it
      has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameCong Shi
                                                             Division of
Corporation Finance
Comapany NameHelport AI Limited
                                                             Office of
Technology
January 18, 2024 Page 6
cc:       Ying Li
FirstName LastName